

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2018

Laura Clague
Chief Financial Officer
Retrophin, Inc.
3721 Valley Centre Drive, Suite 200
San Diego, CA 92130

> **Re: Retrophin, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 001-36257**

Dear Ms. Clague:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Exhibits 32.1 and 32.2, page 1

1. Your Section 906 certifications for your December 31, 2017 annual report refer to "the period ended December 31, 2014," and your Section 906 certifications for your March 31, 2018 quarterly report refer to "the period ended March 31, 2016." Please file a full amendment of your December 31, 2017 Form 10-K and March 31, 2018 Form 10-Q that includes the entire filing, including Exhibit 31 certifications and together with corrected Exhibit 32 certifications. All certifications should be dated as of the date you file the amendments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Laura Clague
Retrophin, Inc.
June 21, 2018
Page 2

       You may contact Abe Friedman at 202-551-8298 or Ibolya Ignat at 202-551-3636 with any questions.

                                             Division of Corporation Finance
                                             Office of Healthcare & Insurance